UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 6)

                                                                                  YOUBET.COM, INC.
(Name of Issuer)

                                                                 Common Stock, par value $.001 per share
(Title of Class of Securities)

                     987413 10 1
(CUSIP Number)

Stephen H. Kay
Executive Vice President, General Counsel and Secretary
Gemstar - TV Guide International, Inc.
6922 Hollywood Boulevard, 12th Floor
Los Angeles, CA 90028
                                                                                     (323) 817-4600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      September 9, 2004
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987413 10 1	13D	Page 2 of 5

1.	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Gemstar-TV Guide International, Inc. 95-4782077

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

Page 2 of 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 6)

Statement of

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

YOUBET.COM, INC.

        This amended Statement on Schedule 13D/A (this “Amendment”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Youbet.com, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements the Statement on Schedule 13D filed by Gemstar-TV Guide International, Inc., a Delaware corporation (“Gemstar” or the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on June 3, 2002 (the “Original Statement”), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person with the Commission on September 12, 2003 (Amendment No. 1”), Amendment No. 2 on Schedule 13 D/A filed by the Reporting Person with the Commission on November 17, 2003 (“Amendment No. 2”), Amendment No. 3 on Schedule 13D/A filed by the Reporting Person with the Commission on December 9, 2003 (“Amendment No. 3”), Amendment No. 4 on Schedule 13D/A filed by the Reporting Person with the Commission on March 1, 2004 (“Amendment No. 4”) and Amendment No. 5 on Schedule 13D/A filed by the Reporting Person with the Commission on April 5, 2004 (“Amendment No. 5”). The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 are collectively referred to herein as the “Statement”. This Amendment constitutes Amendment No. 6 to the Original Statement. Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed thereto in the Statement.

Item 4. Purpose of Transaction

        Item 4 of the Statement is hereby amended and restated as follows:

Page 3 of 5

        On September 9, 2004, through a block-trade, TVG sold 5,008,794 shares of Common Stock at a price per share equal to $2.641. As a result of the foregoing, the Reporting Person does not beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

        Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

(a)     None.

(b)     None.

(c)     Except as described in this Amendment, no transactions with respect to the Common Stock have been effected by any of the Schedule 1 Persons during the past 60 days.

(d)     None.

(e)     On September 9, 2004, as a result of the transaction described in Item 4 above, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: September 9, 2004

GEMSTAR-TV GUIDE INTERNATIONAL, INC. By: /s/ Stephen H. Kay —————————————— Name: Stephen H. Kay Title: Executive Vice President, General Counsel and Secretary

Page 5 of 5